The information in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold until the offering statement filed with the Securities and Exchange Commission is qualified. This Preliminary Offering Circular is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 7, 2023

AMENDMENT NO. 4 TO PRELIMINARY OFFERING CIRCULAR

NORHART INVEST LLC

Promissory Notes

MAXIMUM OFFERING: $75,000,000

MINIMUM OFFERING: $0

Norhart Invest LLC, a Minnesota limited liability company, (the “Company”, “we”, “us” or “our”) intends to offer and sell on a continuous basis, its Promissory Notes described in this offering circular (this “Offering Circular”). Such Promissory Notes shall be made available for investment on an online investment platform (the “Norhart Invest Platform” or the “Platform”) available through the Company’s website (www.norhart.com/invest) and eventually a smartphone application (the “Mobile App”) operated by the Company. The proceeds of this offering will be used primarily to finance the development, construction, and management of real estate and related activities by Norhart Inc. a Minnesota corporation, Norhart Properties LLC a Minnesota limited liability company, their subsidiaries, and affiliated companies (collectively, “Norhart”), and for general corporate purposes of the Company, including the cost of this offering.

The Company will offer and sell on a continuous basis the Promissory Notes described in this Offering Circular. This Offering Circular describes some of the general terms that may apply to the Promissory Notes and the general manner in which they may be offered and follows the disclosure format of Part II of Form 1-A pursuant to the general instructions of Part II(a)(1)(i) of Form 1-A.

The Promissory Notes will:

●	be priced at $0.01 each;

●	represent a full and unconditional obligation of the Company;

●

have two Series. The Series A “Flexible” Promissory Notes are designed to be more flexible. These notes are redeemable, and the interest payable on these Series A “Flexible” Promissory Notes shall change on a monthly basis as set forth on pages 3 and 5 of this Offering Circular. The Series B “Fixed” Promissory Notes are designed to be more certain. These Series B “Fixed” Promissory Notes each have a fixed term and interest rate;

●	be secured by the assets of the Company, which assets will principally consist of investments in Norhart; and

●	not be payment dependent on the investment in any individual underlying investment held by the Company.

The Company shall modify the applicable interest rate on the Series A “Flexible” Promissory Notes on a monthly basis as set forth on pages 3 and 5 of this Offering Circular. All updates to the applicable interest rate will be communicated to Investors through supplements and amendments to the Offering Circular and amendments to the rates set forth on the Platform. All updates to the applicable interest rate shall apply to all outstanding Series A “Flexible” Promissory Notes held by such Investor as of the effective date of the interest rate change.

For more information on the Promissory Notes being offered, please see the section entitled “Promissory Notes” beginning on page 2 of this Offering Circular. The aggregate initial offering price of the Promissory Notes will not exceed $75,000,000 in any 12-month period, and there will be no minimum offering.

We intend to offer the Promissory Notes in $0.01 increments on a continuous basis directly through the Mobile App and the Company’s website at www.norhart.com/invest. At the present time, we do not anticipate using any underwriters to offer our securities.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the Promissory Notes in any states where such offer or solicitation would be unlawful, prior to registration or qualification under the laws of any such state.

We were formed as a limited liability company in Minnesota by Michael S. Kaeding and Alyssa C Kaeding, the members of the Company, who are also the shareholders of Norhart, Inc., a Minnesota corporation. Our principal address is 1081 4th St SW, Suite #400, Forest Lake, MN 55025. Our phone number is 651-689-4830. Our website is located at https://www.norhart.com/invest.

Investing in the Promissory Notes involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 7 of this Offering Circular about the risks you should consider before investing.

	Price to the Public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Series A “Flexible Promissory Notes	$0.01	$0	$37,500,000	$0
Series B “Fixed” Promissory Notes	$0.01	$0	$37,500,000	$0
Total Minimum	-	-	-	-
Total Maximum	$0.01	$0	$75,000,000	$0

The approximate date of the proposed sale to the public is as soon as practicable after the offering is qualified.

The interest payable on the Series A “Flexible" Promissory Notes shall be based on the formula as set forth on pages 3 and 5 of this Offering Circular.

IMPORTANT NOTICES TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The date of this preliminary Offering Circular is June 7, 2023.

 i

OFFERING CIRCULAR SUMMARY

This summary highlights information contained in this Offering Circular does not contain all the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire Offering Circular, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless the context otherwise requires, we use the terms “Company,” “we,” “us” and “our” in this Offering Circular to refer to Norhart Invest LLC, a Minnesota limited liability company, and “Norhart” refers to the larger affiliated organization including Norhart Inc. a Minnesota corporation, Norhart Properties LLC, a Minnesota limited liability company, their subsidiaries, and related companies.

Business Overview

Norhart develops, builds, and manages real estate. Norhart is vertically integrated and owns the majority of the components of production from the manufacturing of wall panels and precast beams to the plumbing and electrical trades to management team leasing properties to the end customer.

The Company will raise capital through the Platform by offering Investors the Promissory Notes. The capital raised is then primarily invested into investments offered by Norhart, including investments to finance the development, construction, and management of real estate and related projects, and other lower risk investments like government bonds.

The Platform

The Company operates a web-based platform and is developing a smartphone Mobile App (the “Platform”), which is described in further detail below. The Promissory Notes will be offered on the Platform. Prospective Investors in the Promissory Notes will create a username and password and execute an acknowledgement and agreement to our terms and conditions and privacy policy on the Platform.

The following features are available to Investors in the Promissory Notes program through the Platform:

●	Available Online Directly from us. You can purchase Promissory Notes directly from us through the Platform.

●	No Purchase Fees Charged. We will not charge you any commission or fees to purchase the Promissory Notes through our platform. However, other financial intermediaries, if engaged, may charge you commissions or fees.

●	Invest as Little as $0.01. You will be able to purchase Promissory Notes in amounts as low as $0.01. This minimum may be modified by the Company at any time.

●	Flexible, Secure Payment Options. You may purchase Promissory Notes with funds electronically withdrawn from your checking account.

●	Manage Your Portfolio Online. You can view your investments, returns and transaction history online and through the Mobile App, as well as receive tax information and other portfolio reports.

Proceeds from the Promissory Notes contemplated in this offering will be used by the Company to purchase whole loans related to real estate projects originated by Norhart, other lower risk investments like government bonds, and for general corporate purposes of the Company, including the cost of this offering. The Promissory Notes are not dependent upon any particular investment originated by Norhart and remain at all times the general obligations of the Company. For a more detailed description of the use of proceeds of this Offering, please see “Use of Proceeds.” Final decisions on use of proceeds allocations will be made by the Company. Please refer to “About Norhart” starting on page 15 for more information relating to Norhart.

Competitive Strengths

We believe we benefit from the following competitive strengths compared to traditional lenders:

●	Reduced product origination and related financing costs using our vertically integrated structure;

●	Lower interest rates for financing of real estate developments;

●	Attractive returns for Investors;

●	The opportunity to promote community redevelopment by investing in local real estate projects; and

●	Growing use of the Internet as a source of capital raising, including the use of mobile applications as an efficient and convenient forum for investment transactions.

Promissory Notes

The offering of the Series A “Flexible” Promissory Notes and the Series B “Fixed” Promissory Notes shall commence within two calendar days after the qualification date of the Promissory Notes and shall be offered continuously thereafter in accordance with Rule 251(d)(3)(i)(F). The Promissory Notes, the subject of this Offering Circular, are offered on a continuous basis and are available to retail Investors for purchase through the Platform from the sale of Promissory Notes which are primarily invested into investments offered by Norhart and other lower risk investments like government bonds at the discretion of the Company. Investors in the Promissory Notes do not directly invest in investments held by the Company; rather, the Promissory Notes are general obligations of the Company, and the proceeds thereof will be used primarily to fund the acquisition by the Company of investments originated by Norhart to continually expand and replenish the portfolio of investments owned by the Company. The Promissory Notes will be secured by the assets of the Company which will principally consist of investments that the Company has acquired from Norhart. Such security interest will be a first priority lien that ranks senior to the unsecured and subordinated debt of the Company. Given that the security interest is a blanket lien on the assets of the Company and is not against specifically identified assets of the Company, as of the date of this Offering Circular, there is no unbonded property available for use against the issuance of Promissory Notes, and the Promissory Notes are not being issued against any unbonded property of the Company, the deposit of cash by the Company, or otherwise.

Proceeds from the sales of Promissory Notes may be used for any purpose, including, but not limited to, funding the acquisition of investments originated by Norhart, balance sheet support for institutional credit facilities, or used for general corporate purposes. The Company retains final discretion over the use of the proceeds.

The offering of Promissory Notes is being conducted as a continuous offering pursuant to Rule 251(d)(3) of the Securities Act of 1933 (the “Securities Act”). Continuous offerings allow for a sale of securities to be made over time, with no specific offering periods or windows in which securities are available. Sales of securities may happen sporadically over the term of the continuous offering and are not required to be made on any preset cadence. The active acceptance of new Investors in Promissory Notes, whether via the Mobile App, the Company’s website or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to certain individuals to allow the Company time to effectively and accurately process and settle subscriptions that have been received. The Company may discontinue this offering at any time.

Promissory Note Series

There are two Series of the Promissory Notes. The Series A “Flexible” Promissory Notes are designed to provide more flexibility. Investors may redeem their Series A “Flexible” Promissory Notes at any time, and the interest rate payable on The Series A “Flexible" Promissory Notes shall change on the first business day of each month as set forth below in “Interest Rate and Term Modification”. The Series B “Fixed” Promissory Notes are designed to provide more certainty. Investors may not redeem their Series B “Fixed” Promissory Notes until the end of their term, and the Company may not modify the interest rate during the term of the Series B “Fixed” Promissory Notes issued. The Company is qualifying $37,500,000 of its Series A “Flexible” Promissory Notes and $37,500,000 of its Series B “Fixed” Promissory Notes in this Offering Circular for a maximum total of $75,000,000.

The Series A “Flexible” Promissory Notes are the default notes on the Platform. The Company may offer the Series A “Flexible” Flexible Promissory Notes and the Series B “Fixed” Promissory Notes on a continuous basis. Each note offered will denote an interest rate and a term. Investors may redeem funds from their Series A “Flexible” Promissory Notes and transfer it to one of the offered Series B “Fixed” Promissory Notes. This type of transfer would be considered a conversion of a Series A “Flexible" Promissory Note to a Series B “Fixed" Promissory, and this conversion would count toward the $75 million offering cap under Rule 251(a)(2). The Series B “Fixed” Promissory Notes are identified on the Platform by the fixed term and interest rate presented to the Investor.

Interest Rate Calculation

Interest shall accrue on the outstanding principal balance at the interest rate set forth in the respective Note until the earliest to occur of the following: (i) the Note is either prepaid, redeemed or called by the Company; (ii) in the case of a Series A “Flexible” Promissory Note, the Note is called by the Investor pursuant to the Note Purchase Agreement by and among the Investor and the Company, as may be amended, restated, supplemented or otherwise modified from time to time (the “Note Purchase Agreement”) or (iii) in the case of a Series B “Fixed” Promissory Note, the Maturity Date. We compound interest daily, using the Daily Balance Method to calculate the interest on an Investor’s Note. This method applies a daily periodic rate to the Investor’s Note each day. First, we calculate a Daily Periodic Rate by using the following equation:

Daily Periodic Rate = (1 + Annual Rate) ^ (1 / 365) – 1

Then, at the end of each day, we add together the principal and the interest that has accrued to the Investor’s Note (including interest that hasn’t yet been posted) and multiply that total by the Daily Periodic Rate. The result of that calculation is the interest the Investor earned on the Note for that day. Interest is earned daily but posted to the Investor’s account monthly.

Interest Rate & Term Modification

The Company shall modify the applicable interest rate on the Series A “Flexible” Promissory Notes on a monthly basis. The interest rate payable on the Series A “Flexible" Promissory Notes (the “Series A Interest Rate”) shall be equal to the Secured Overnight Financing Rate (“SOFR”) on the first (1st) business day of each month minus fifty-five (55) basis points; provided, however that the Series A Interest Rate shall never be less than 0.25%. SOFR is published by the Federal Reserve Bank of New York at approximately 8:00 a.m. every business day on its website at https://www.newyorkfed.org/markets/reference-rates/sofr. All updates to the applicable Series A Interest Rate will be communicated to Investors through the Platform and supplements or amendments to the Offering Circular. All updates to the applicable Series A Interest Rate shall apply to all outstanding Series A “Flexible” Promissory Notes held by such Investor as of the effective date of the Series A Interest Rate change by the Company.

The Company may not modify the interest rate or term on the Series B “Fixed” Promissory Notes that have been purchased by an Investor. All of these rates will be communicated to the Investors by supplements or amendments to this Offering Circular and through the Company’s Platform.

Investor Series A “Flexible” Redemption Right

From and after the issuance date of the Series A “Flexible” Promissory Notes and prior to the applicable maturity date of the Series A “Flexible” Promissory Notes, an Investor may require the Company to redeem such Investor’s Series A “Flexible” Promissory Note by exercising such Investor’s redemption right. The Investor may exercise such Investor’s redemption right with respect to an outstanding Series A “Flexible” Promissory Note by providing notice to the Company through the Platform. In the event an Investor exercises such Investor’s redemption right with respect to a given Series A “Flexible” Promissory Note, the Company will remit to the Investor’s Norhart Invest Account the accrued and outstanding interest and outstanding principal balance as of the redemption date within thirty (30) days of such redemption date. The Investor does not have any redemption right on any Series B “Fixed” Promissory Notes.

Rollovers of Series B “Fixed” Promissory Notes

By default, on the applicable maturity date of the Series B “Fixed” Promissory Note they will rollover into a new Series B “Fixed” Promissory Note for the same term. If the term is no longer offered, the Company will provide notice of which term such Note will rollover into, if any. The starting balance of the new Note will be the ending balance (including principal and interest) of the prior Series B “Fixed” Promissory Note. The interest rate will be the currently offered Series B “Fixed” Promissory Note interest rate for the Note’s term. If the Purchase Agreement, Terms of Service, or other related documents have been updated, then the new documents will govern the new Note. The Investor may disable this rollover by disabling this auto renew feature on the Platform. The Investor may cancel this rollover within the first 10 days of going into effect. If the rollover described above is disabled or canceled, then on the applicable maturity date of the Series B “Fixed” Promissory Note, all payments received in respect of the outstanding principal balance and all accrued interest will rollover into a Series A “Flexible” Promissory Note at the current and effective Series A Interest Rate as of the rollover date. This type of transfer would be considered a conversion of a Series B “Fixed” Promissory Note to a Series A “Flexible" Promissory, and this conversion would count toward the $75 million offering cap under Rule 251(a)(2).

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 7. These risks include, but are not limited to the following:

●

Real estate development and construction projects are inherently risky, and our business may be negatively impacted by downturns in the real estate sector or general macroeconomic conditions or microeconomic conditions in the environments in which we operate.

●	We have no operating history, and Norhart has a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We will need to raise substantial additional capital to fund our operations, and if we fail to obtain such funding, we may be unable to grow and remain in business.

●

We are purchasing investments from Norhart which is a related entity, and this may result in inferior investments. Norhart may not be able to increase the number of projects available for us to invest in, and thus we may have reduced investment opportunities.

●

We rely on data centers and outside service providers, which are subject to risk related to reliability, data corruption, loss of operations, increased costs, and other risks inherent to reliance on third parties.

●	Holders of the Promissory Notes are exposed to the credit risk of the Company.

●	There has been no public market for Promissory Notes, and none is expected to develop.

Our Company

We were formed as a Minnesota limited liability company on January 26, 2023, by Michael S. and Alyssa C. Kaeding, the sole members, who also own all of Norhart Properties LLC, a Minnesota Limited Liability Company, into which investments by the Company will be made. Our principal offices are located at 1081 4th St SW, Suite #400, Forest Lake, MN 55025. The phone number for these offices is 651-689-4830.  Our mailing address is 1081 4th St SW, Suite #400, Forest Lake, MN 55025.

Recent Developments

To bolster our balance sheet, on April 30th 2023 Norhart Properties LLC transferred 24% of its Class B Interest in Emberwood LLC to Norhart Invest LLC as noted in the Second Amended and Restated Operating Agreement of Emberwood LLC. Emberwood LLC owns a 112-unit market rate apartment building in Blaine, Minnesota. Emberwood LLC’s building is valued at $28,300,000 (subject to appraisal). Emberwood LLC has debt of $13,500,000 held by Principal Insurance as of April 30, 2023. This values Norhart Invest LLC’s interest in Emberwood LLC at $3,552,000 (subject to appraisal).

The Offering

Securities offered by us	Promissory Notes, offered by the Company continuously on a best-efforts basis.

Notes Offered	Up to $37,500,000 of Series A “Flexible” Promissory Notes; Up to $37,500,000 of Series B “Fixed” Promissory Notes.

Term

Series A “Flexible” Promissory Notes -

Perpetual, but are redeemable and prepayable at any time, subject to availability of funds.

Series B “Fixed” Promissory Notes –

1 month to 40 years as designated by the Company.

Initial Interest Rate

Series A “Flexible" Promissory Notes -

SOFR minus 55 basis points (provided, however, that the Series A Interest Rate shall never be less than 0.25%). The Series A Interest Rate is 4.53% as of June 1, 2023.

Series B “Fixed” Promissory Notes:

7.60% per annum for a 6-month term

7.90% per annum for a 9-month term

8.40% per annum for a 12-month term

8.45% per annum for an 18-month term

8.50% per annum for a 24-month term.

Interest Rate & Term Modification

Series A “Flexible” Promissory Notes -

The Series A Interest Rate payable on the Series A “Flexible” Promissory Notes shall be equal to SOFR minus 55 basis points. This Series A Interest Rate payable on the Series A “Flexible” Promissory Notes shall be modified as of the first (1st) business day of each month (provided, however, that the Series A Interest Rate shall never be less than 0.25%). These new interest rates will be communicated through the Company’s Platform and through supplements or amendments to this Offering Circular, as required by the rules and regulations of the SEC.

Series B “Fixed” Promissory Notes –

The Company at its sole discretion may modify the interest rates and terms offered at any time, but once a particular Series B “Fixed” Promissory Note has been purchased the interest rate will remain fixed for the term of that Note. The modifications of the interest rates of the Series B “Fixed" Promissory Notes shall be set forth on the Company’s Platform and in supplements or amendments to this Offering Circular, as required by the rules and regulations of the SEC. Prior to any new fixed rate going into effect, the Company will file a post-qualification amendment with the Securities and Exchange Commission disclosing the new rate and await qualification.

Redemption

Series A “Flexible” Promissory Notes -

These Notes may be redeemed at any time, subject to the Company having available cash on hand.

Series B “Fixed” Promissory Notes -

These Notes may not be redeemed until their term has ended.

Prepayment	All Promissory Notes regardless of Series are prepayable and callable by the Company at any time without any prepayment penalty or fee.

Rollover

Series A “Flexible” Promissory Notes -

A rollover is not necessary since these Notes are perpetual.

Series B “Fixed” Promissory Notes -

At the end of their term, Series B “Fixed” Promissory Notes will rollover into Series B “Fixed” Promissory Notes with the same term unless the auto renew feature is disabled. If auto renew is disabled, the Series B “Fixed” Promissory Notes will rollover into Series A “Flexible” Promissory Notes. This type of transfer would be considered a conversion of a Series B “Fixed” Promissory Note to a Series A “Flexible" Promissory, and this conversion would count toward the $75 million offering cap under Rule 251(a)(2).

Denominations	The Notes will be issued in denominations of $0.01.

Ranking	Such security interest will be a first priority lien on all of the assets of the Company that ranks senior to the unsecured and subordinated debt of the Company.

Principal Amounts of Promissory Notes	We will not issue securities hereby having gross proceeds in excess of $75 million during any 12-month period. The securities we offer hereby will be offered on a continuous basis.

Regulation A Tier	Tier 2

Promissory Notes Purchasers	Accredited investors pursuant to Rule 501 and non-accredited investors. Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth. Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Manner of offering	See section titled “Norhart Invest Platform” beginning on page 19 of this Offering Circular and “Plan of Distribution" beginning on page 24 of this Offering Circular.

How to invest	Directly via the online investment Platform.

Use of proceeds

If we sell $75 million of gross proceeds from the sale of the Promissory Notes under this Offering Circular, we estimate our net proceeds, after deducting estimated expenses, will be approximately $74,850,000, assuming our offering expenses are $150,000. We intend to use the proceeds from this offering primarily to purchase whole loans related to real estate projects originated by Norhart and for general corporate purposes of the Company, including the cost of this offering. For a more detailed description, see “Use of Proceeds”.

Risk factors	See the section titled “Risk Factors” beginning on page 7 of this Offering Circular for a discussion of factors that you should read and consider before investing in our securities.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes and all of the other information in this Offering Circular. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.

Risks Related to Investing in Promissory Notes

Holders of the Promissory Notes are exposed to the credit risk of the Company.

The Promissory Notes are the full and unconditional obligations of the Company and are fully recourse to the Company’s assets. You will have a first priority security interest in all assets of the Company. However, the Promissory Notes may still be subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover the full amount of your investment in the Promissory Notes.

There has been no public market for Promissory Notes, and none is expected to develop.

The Promissory Notes are newly issued securities. Although under Regulation A the securities are not restricted, the Promissory Notes are still highly illiquid securities. No public market has developed nor is expected to develop for the Promissory Notes, and we do not intend to list the Promissory Notes on a national securities exchange or interdealer quotational system. You should be prepared to hold your Promissory Notes through their maturity dates as the Promissory Notes are expected to be highly illiquid investments.

The Company may not be able to generate sufficient cash to service its obligations under the Promissory Notes.

The Company’s ability to make payments on the outstanding Promissory Notes will depend on the performance of the portfolio of investments that the Company holds, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond the Company’s control. The Company may be unable to maintain a level of cash flows from its portfolio of investments sufficient to permit the Company to pay principal and interest on the Promissory Notes. The Promissory Notes are secured solely by a first priority lien on the assets of the Company and no other party is obligated to make any payments to Investors on the Notes, nor does any party guarantee payments from the real estate loans. Further, the Promissory Notes are not insured or guaranteed by the United States or any governmental entity. Payments on any Promissory Notes will depend solely on the amount and timing of payments and other collections in respect of the investments owned by the Company. There is no guarantee that such amounts received by the Company are sufficient to make full and timely payments on the Notes. If delinquencies and losses create shortfalls, you may experience delays in payments due under the Notes you hold and you could suffer a loss.

The Promissory Note Purchase Agreement limits your rights in some important respects.

When you make an investment through the Platform, you are required to agree to the terms of our standard Promissory Note Purchase Agreement, which sets forth your principal rights and obligations as an Investor in the Promissory Notes we issue, and to agree to the terms of a Promissory Note, which sets forth the specific terms of the Promissory Notes you are committing to purchase. Under the Promissory Note Purchase Agreement, we may require that any claims against us, including without limitation, claims alleging violations of federal securities laws by us or any of our officers or directors and claims other than in connection with this offering, be resolved through binding arbitration rather than in the courts. Notwithstanding the foregoing sentence, you may elect to opt out of the arbitration provision for all purposes by sending an arbitration opt out notice to the Company in accordance with the terms and conditions set forth in the Note Purchase Agreement. If you do not opt out of binding arbitration, the Note Purchase Agreement, provides, among other things, that (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in courts, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited and potentially differs in form and scope from court proceedings; (iv) an award by an arbitrator is not required to include factual findings or legal reasoning, and your right to appeal or to seek modification of a ruling by the arbitrator is strictly limited; and (v) the arbitrator (or three arbitrator panel, if applicable) may include a minority of persons engaged in the securities industry. As a result, the arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. These provisions may have the effect of discouraging lawsuits against us and our directors and officers. Your agreement to the arbitration provisions in the Promissory Note Purchase Agreement will not waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. As an Investor, you cannot waive compliance with federal securities laws and the rules and regulations thereunder. The arbitration provision as set forth in each of the Promissory Notes shall run with such Promissory Notes and shall apply to any holder(s) of these Promissory Notes for their life.

The Company believes that the arbitration provisions in the Agreements are enforceable under federal and state law. The Federal Arbitration Act (“FAA”) is an act of Congress that provides for judicial facilitation of dispute resolution through arbitration and embodies a national policy favoring arbitration, providing that a written contractual provision evidencing a transaction involving interstate commerce to arbitrate a controversy “shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract.” Further, the United States Supreme Court has interpreted the FAA as creating a uniform body of federal substantive law regulating the enforceability of agreements to arbitrate that applies to all contracts involving interstate commerce in both state and federal court. The arbitration provision in the Promissory Note Purchase Agreement specifically states that it is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA.

In the event that enforceability issues arise under state law, the Company maintains its belief that the arbitration clause will be upheld. In AT&T Mobility LLC v. Concepcion, 131 S. Ct. 1740 (2011), the United State Supreme Court recognized that in order to accomplish the general purpose of the FAA to promote efficient streamlined procedures for resolving disputes, federal law has developed a preference for enforcing arbitration agreements according to their terms. Consistent with this preference, the Court has held that state laws discriminating against arbitration are preempted by the FAA because such rules stand as an obstacle to the FAA’s objectives. Further, the FAA is presumed to preempt the state law selected in a general choice-of-law clause unless the contract expressly evidences the parties’ intent that state arbitration law applies in place of or in addition to the FAA. As cited above, the arbitration provision in the Promissory Note Purchase Agreement clearly sets forth the parties’ intent that the FAA should apply rather than state law.

You also waive your right to a jury trial under the Promissory Note Purchase Agreement. Purchasers of the Promissory Notes in any secondary transactions are subject to the terms of the Promissory Note Purchase Agreement and are deemed to have waived their right to a jury trial as well. Accordingly, if you bring a claim against the Company in connection with matters arising under the Promissory Note Purchase Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and our directors and officers. If a lawsuit is brought against us under the Promissory Note Purchase Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Promissory Note Purchase Agreement.

While the Company believes that a contractual pre-dispute jury trial waiver is generally enforceable, the enforceability of the jury trial waiver is not free from doubt. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. With respect to enforceability under Minnesota state law, the Company acknowledges that the state courts of Minnesota, which have jurisdiction over state law matters arising under the Promissory Note Purchase Agreement, have upheld the minority position that contractual pre-dispute jury trial waivers are not enforceable. If the Company opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Promissory Note Purchase Agreement.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Promissory Note Purchase Agreement with a jury trial if you have not elected to opt out with respect to binding arbitration as set forth in Section 23 of the Promissory Note Purchase Agreement. No condition, stipulation or provision of the Promissory Note Purchase Agreement serves as a waiver by any Investor of the Company’s compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Additionally, by entering into the Promissory Note Purchase Agreement, the Investor expressly waives and releases, as a condition of and as part of the consideration for the issuance of the Promissory Note, any recourse under or upon any obligation, covenant or agreement contained in the Promissory Note Purchase Agreement, or because of any obligations evidenced therein, against any incorporator, or against any past, present or future shareholder, officer or director, as such, of the Company, either directly or through the Company, under any rule of law, statute (other than applicable federal securities laws) or constitutional provision or by the enforcement of any assessment or penalty or otherwise. This provision has the effect of limiting the available parties against which an Investor may seek recourse in connection with the Company’s obligations under the Promissory Note Purchase Agreement.

Pursuant to Section 24 of the Promissory Note Purchase Agreement, in connection with your purchase of the Notes, to the extent permitted by law, you waive your right to a jury trial in any litigation relating to the Agreements, including the purchase of the Notes.

When you purchase the Promissory Notes, you are required to agree to the terms of the Promissory Note Purchase Agreement. Among other things, both agreements provide that you waive your right to a jury trial in any litigation relating to each agreement and your purchase of the Notes, including claims under the federal securities laws. You will have the right to litigate claims, including claims under the federal securities laws through a court before a judge, but you will not have that right if any party elects arbitration pursuant to the terms of the Agreements unless you opt out as provided in the Promissory Note Purchase Agreement. Neither your waiver of jury trial nor your agreement to the arbitration provision shall be deemed to waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please refer to the risk factor “The Promissory Note Purchase Agreement limits your rights in some important respects” for more information regarding the jury trial waiver provision contained in the Promissory Note Purchase Agreement and the Promissory Note Purchase Agreement.

Pursuant to Section 2(b) of the Series A “Floating” Promissory Notes, the interest rate payable in respect of the Series A “Flexible” Promissory Notes shall be changed on the first (1st) business day of each month to be equivalent to the SOFR minus 55 basis points.

Upon the initial issuance of Series A “Flexible” Promissory Notes in this Offering, these Promissory Notes will initially bear interest at a rate of 4.53% per annum, which is equal to the SOFR minus 55 basis points as of June 1, 2023. Investors should be advised that the interest rate applicable to the Series A “Flexible” Promissory Notes may be decreased, from the interest rate applicable upon the date of their initial investment, which would reduce the rate of return on such Promissory Notes held by such Investors. Any modification to the interest rate applicable to the Series A “Flexible” Promissory Notes will be applicable to all then-outstanding Series A “Flexible” Promissory Notes, and any newly issued Series A “Flexible” Promissory Notes will be issued at the then-applicable interest rate. Revised interest rates on the Series A “Flexible” Promissory Notes shall be communicated to the Investors through supplements and amendments to this Offering Circular and through the Company’s Platform. In the event that an Investor does not wish to participate in the Offering at any proposed new interest rate, such Investor may exercise their put right pursuant to Section 3 of the Series A “Flexible” Promissory Notes to redeem their Promissory Notes prior to the effective date of the interest rate modification.

Risks Related to the Company

We have no operating history, and Norhart, into whose projects we will be investing, has a limited operating history. As companies in the early stages of development, we face increased risks, uncertainties, expenses, and difficulties.

Norhart has a limited operating history, and the Company has no operating history. The Company operates the Platform. For our business to be successful, the number of real estate projects by Norhart will need to increase, which will require Norhart to increase its facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on the Platform. Norhart must constantly update its software and website, expand its customer support services, and retain an appropriate number of employees to maintain the operations of the Platform, as well as to satisfy our servicing obligations on the investments and make payments on the Promissory Notes. If Norhart fails to increase the number of its real estate projects, our business model may be negatively affected, leading to a decline in the value of your investments. If the Company is unable to increase the capacity of the Platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Promissory Notes and periodic downtime of our systems.

The Company is purchasing investments from related entities which may result in inferior investments.

The Company is investing into related entities. Therefore, there is less incentive for the Company to do as extensive due diligence that it may complete if the investment was in an unrelated entity. This could result in less favorable investments for the Company. Since the related entities are all closely tied together, if one related entity failed then the others may also soon fail. This creates a high degree of systemic risk that may not exist if the Company invested in unrelated entities.

If the information provided by customers to Norhart is incorrect or fraudulent, those entities may misjudge a customer’s qualification to lease its real estate, and our operating results may be harmed.

The customer selection decisions of Norhart are based partly on information provided to them by customers. To the extent that these customers provide information in a manner that Norhart is unable to verify, they may not be able to accurately assess the associated risk. In addition, data provided by third-party sources is a significant component of Norhart’s approval process, and this data may contain inaccuracies. Inaccurate analysis of data that could result from false application information could harm the performance of preferred equity investments originated by Norhart, which may harm its reputation, business, and operating results, and in turn, harm the reputation, business, and operating results of the Company which acquires investments originated by Norhart.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if (i) Norhart is unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk in respect of preferred equity investments which are subsequently acquired by the Company, or (ii) if we are unable to effectively manage, monitor and mitigate operational risks related to our business, assets, and liabilities. In particular, Investors in the Company’s Series A “Flexible” Promissory Notes may opt to redeem their funds. However, the underlying investments in Norhart may not be liquid. This could result in the inability of the Company to pay all of the Series A “Flexible” Promissory Notes as they are redeemed. If the management of investment term mismatch fails, then the Company may not provide redemptions to Investors. The Investor Redemption Right is qualified by and subject to the Company having available funds. If multiple Promissory Notes elect to be redeemed concurrently and the Company has only cash on hand for a partial redemption, the Company will redeem the Notes on a pro rata basis. Our risk management policies, procedures, and techniques may not be sufficient to identify all the risks that the investments we originate are exposed to, mitigate the risks that it has identified, or identify concentrations of risk or additional risks to which we may become subject in the future as holder of such preferred equity investments.

Norhart may not be able to adequately scale its investment opportunities.

Norhart competes against real estate developers, managers, owners, and construction companies. Their competitors have substantially more resources and spend millions of dollars on marketing to attract real estate opportunities and gain market share. If Norhart is unable to find attractive real estate development opportunities, its results of operations will be adversely affected, which may in turn affect the pool of investments available for acquisition by the Company.

The real estate market may decline in value, rental rates may decline, and vacancies may increase.

Norhart is in the real estate business. If the value of real estate declines, the investments originated by Norhart will decline in value and may become worthless. The rental rates may decline, or vacancies may rise which may result in the investments originated by Norhart to cease paying its obligations to us. These events would cause serious operational issues for us and may result in Investor redemptions to be ceased and may cause the Promissory Notes to become worthless.

If we were to cease operations or enter into bankruptcy proceedings, the servicing of the Promissory Notes would be interrupted or may halt altogether.

If we were to become subject to bankruptcy or similar proceedings or if we ceased operations, the Company, or a bankruptcy trustee on its behalf, might be required to find other ways to service the Promissory Notes. Such alternatives could result in delays in the disbursement of payments on the Promissory Notes or could require payment of significant fees to another company to service the Promissory Notes. Since we have not entered into any back-up servicing agreements, if we were to cease operations or otherwise become unable to service the Promissory Notes without transferring such Promissory Notes to another entity, the operation of the Platform and the servicing of the Promissory Notes would be interrupted and may halt altogether unless another way to service the Promissory Notes on behalf of Investors was secured. In the event that we were to cease operations or enter into bankruptcy proceedings, recovery by a holder of a Promissory Note may be substantially delayed while back-up servicing is secured, if practicable, or such services halted altogether, and such recovery may be substantially less than the amounts due and to become due on such Promissory Notes.

Security breaches of Investors’ or customers’ confidential information may harm our or Norhart’s reputation and expose us or Norhart to liability.

We store our Investors’ bank information, credit information, and other sensitive data, and Norhart stores its customers’ bank information, credit information, and other sensitive data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data. Security breaches or unauthorized access to confidential information could also expose us or Norhart, as applicable, to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of employee or third-party error, malfeasance, or otherwise, or if design flaws in the Platform are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our Investors or Norhart’s relationships with its customers may be severely damaged, and we or Norhart, as applicable, could incur significant liability. To the extent that Norhart incurs any such liability, its business operations may be adversely affected, which may in turn adversely affect the pool of investments available for acquisition by the Company.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our Investors or Norhart’s customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, could harm our reputation, and cause us to lose Investors or Norhart to lose customers.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We and Norhart receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us or Norhart to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our respective businesses. To the extent that the business operations of Norhart are adversely affected, the pool of investments available for acquisition by the Company may in turn be adversely affected as well.

Events beyond our control or the control of Norhart may damage our or its ability to maintain adequate records, maintain the Platform, perform its origination activities, or perform our servicing obligations.

If a catastrophic event resulted in an outage of the Platform or physical data loss, our ability to perform our servicing obligations or the ability of Norhart to originate investments, as applicable, would be materially and adversely affected. Similar events impacting third-party service providers that our operations depend on, such as Norhart’s hosting provider or payment vendor(s), could materially and adversely affect its (and our) operations. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, pandemics, computer viruses and telecommunications failures. Norhart stores back-up records in offsite facilities located in third-party, off-site locations. If Norhart’s electronic data storage and back-up storage system or those of its third-party service providers are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Promissory Notes.

Economic, social, and other disruptions caused by outbreaks of viruses or other diseases may adversely affect the business and operations of the Company, which may adversely affect your investment in the Promissory Notes.

The business and operations of the Company and Norhart could be materially and adversely affected by the outbreak of health epidemics, including the spread of the novel coronavirus COVID-19, particularly if occurring in areas where developers derive a significant amount of revenue or profit. While the impact of such an outbreak on the global economy is uncertain, such an event could significantly impact the real estate industry and severely disrupt the operations of the Company and Norhart. Such event may also have a material adverse effect on the business, financial condition and results of operations of the Company and Norhart, which could adversely affect your investment in the Promissory Notes.

Risks Related to Compliance and Regulation

The requirements of complying on an ongoing basis with Tier 2 of Regulation A of the Securities Act may strain our resources and divert management’s attention.

Because we are conducting an offering pursuant to Tier 2 of Regulation A of the Securities Act, we will be subject to certain ongoing reporting requirements. Compliance with these rules and regulations will require legal and financial compliance costs, which may impose strain on our operating budget and divert management’s time and attention from operational activities. Moreover, as a result of the disclosure of information in this Offering Circular and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties.

We invest in investments that may be subject to extensive federal, state, and local regulation that could adversely impact operations.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us or to us could adversely affect the ability of us or our ability to operate in the manner in which it or we currently conduct business or make it more difficult or costly for Norhart to originate investments or otherwise make additional loans, or for us to collect payments on the investments by subjecting them or us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to their or our reputations, which could have a material adverse effect on their or our businesses and financial conditions, their ability to originate loans, our ability to service the preferred equity investments and our ability to perform our obligations to Investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in Norhart’s or our methods of doing business that could impair our ability to collect payments on our investments or to acquire investments or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under preferred equity investments associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the preferred equity investments we make to our customers were not originated in accordance with all applicable laws, we might be obligated to repurchase any portion of the investments we had sold to a third party. We may not have adequate resources to make such repurchases.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “About the Norhart Invest Platform.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this Offering Circular. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this Offering Circular. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this Offering Circular. You should read this Offering Circular and the documents that we have filed as exhibits to the Form 1-A of which this Offering Circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this Offering Circular speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

If we sell $75,000,000 of gross proceeds from the sale of our securities under this Offering Circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $74,850,000, assuming our expenses are $150,000 for such offerings. We currently intend to use the net proceeds of this offering in order to purchase whole loans related to real estate projects originated by Norhart and for general corporate expenses, including the cost of this offering, but we reserve the right to change the use of proceeds as business demands dictate. We do not intend to purchase any securities with the proceeds of this Offering, other than the possible purchase of short-term money market and government securities while we await the purchase of the next whole loan. We may on occasion purchase whole loans issued by other originators. All loans are expected to be purchased as fair market value. All loans purchased from Norhart are expected to be current on all payments and covenants and purchased at par value.

Our management team will determine the allocation of proceeds among investments and general corporate purposes. We may also use the proceeds of the sale of Promissory Notes for general corporate purposes. General corporate purposes might be, but are not limited to, the costs of this offering, including our outside legal and accounting expenses, rent and real estate expenses, utilities, computer hardware and software and promotion and marketing. Our management has sole discretion regarding the use of proceeds from the sale of Promissory Notes.

Examples

The following two examples provide an idea of the kinds of investments that may be made.

The first example is construction financing. Norhart may decide to build a new apartment building called ABC Apartments. ABC Apartments LLC is then formed to own the building. The building is appraised at $100 million. To raise the funds required, ABC Apartments LLC takes out a loan of $75 million. It may then issue preferred equity shares that have a fixed rate of return of 8%. Norhart Invest may then provide $20 million to acquire the preferred equity shares. The remaining $5 million balance may come from unpaid developer fees or cash from Norhart Inc. or Norhart Properties.

The second example is equipment financing. Norhart Construction LLC may need a new steel stud machine in its factory. The machine may cost $1 million. It may obtain an equipment loan from a bank for $500,000 and then obtain a second loan from Norhart Invest LLC for the difference.

ABOUT NORHART

Overview

Norhart is a family of companies organized to design, build, and manage real estate. Norhart is vertically integrated and owns the majority of the components of production from the manufacturing of wall panels and precast beams to the plumbing and electrical trades to management team leasing properties to the end customer. The Norhart family of companies are split into two parts. Norhart, Inc., a Minnesota corporation, owns the companies charged with general operations which include the real estate management and construction. Norhart Properties LLC, a Minnesota limited liability company, owns the companies charged with owning properties.

As of the filing of this document, Norhart, Inc. owns the following companies. Each company is a Minnesota limited liability company.

●	Norhart Construction LLC – A construction company consisting of most aspects of construction (e.g. plumbing, framing, electrical, HVAC, concrete, etc.).

●	Norhart Architecture LLC – A real estate architecture and engineering firm.

●	Norhart Crane LLC – A construction crane service.

●	Norhart Management LLC – A property management company.

●	Norhart Supply LLC – A construction material supply chain, sourcing, and warehousing company.

●	Norhart Innovations LLC – A software development firm specializing in real estate technology.

As of the filing of this document, Norhart Properties LLC owns the following companies. Each company is a Minnesota limited liability company.

●	Kaeding Properties LLC – A small collection of apartment buildings.

●	Legacy Pointe LLC – A small collection of apartment buildings.

●	Mill Pond I LLC – An apartment building.

●	Mill Pond II LLC – An apartment building.

●	Gateway Green LLC – A small collection of apartment buildings.

●	Emberwood LLC – An apartment building.

●	Encore Apartments LLC – An apartment building.

●	Lexington Lofts I LLC – An apartment building.

●	Lexington Lofts II LLC – An apartment building that is under construction.

●	Eve LLC – A manufacturing facility.

●	Eve Forest Lake LLC – An industrial parcel of land.

●	Impact Apartments I LLC – An apartment building that is under construction.

●	Impact Apartments II LLC – A high density residential parcel of land.

When a new building is conceived, a new company under Norhart Properties LLC is formed. That company contracts with Norhart Architecture LLC to design the building and Norhart Construction LLC to build it. Norhart Construction LLC purchases services from sister companies including Norhart Crane LLC and Norhart Supply LLC. Once complete the new company will contract with Norhart Management LLC to manage and lease the property.

The final product is the real estate which is either rented or sold. In most cases, Norhart builds and manages apartments that are rented to customers.

Norhart Invest

Norhart Invest LLC, a Minnesota limited liability company, was formed to raise capital and primarily invest it into Norhart for further expansion. There are no limits on how the capital is invested.

Capital is raised through an online platform called Norhart Invest (www.norhart.com/invest). Investors can deposit money into an online account that earns interest. Generally, the investors can withdraw their money at any time. However, they will have options to lock their investment of a specified period of time. If they do, they will generally be able to lock in a higher interest rate. Those funds cannot be withdrawn until the end of the term of such investment.

The interest rate of the unlocked funds is internally lower as to be unattractive. The goal is to have Investors select some of the longer-term options so that the capital can be properly managed internally. It is important to have the capital available for Investor redemptions. So, the team will monitor redemptions; if redemptions pick up then steps will be taken to sell the underlying assets (e.g. real estate). The focus on longer terms allows the team the time to sell underlying assets in an orderly fashion as needed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Offering Circular. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company maintains and operates the Platform for use by Norhart to build and manage real estate. Proceeds from the Promissory Notes contemplated in this offering will be used primarily to purchase investments originated by the Norhart, and for general corporate purposes of Norhart Invest, including the cost of this offering, but the Promissory Notes are not dependent upon any particular investment originated by Norhart or otherwise held by the Company and remain at all times the general obligations of the Company. Final decisions on use of proceeds allocations will be made by the Company’s management.

Operating Results

The Company was recently formed and, as of the date of this Offering Circular, we have not commenced operations. Having not commenced active operations, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting the commercial and residential real estate industry and real estate generally, including but not limited to the novel coronavirus COVID-19 pandemic, rising inflation rates, or rising interest rates which all may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets. To the extent that these factors affect commercial and residential real estate industry generally, the Company’s ability to collect on the investments that it acquires from Norhart may be adversely affected. Additionally, to the extent that directors, officers, employees, representatives, or agents of the Norhart, or any third parties on which the Norhart rely, are affected by the above-mentioned factors, the operations and financial results of the Company or Norhart may be adversely affected.

The audited financial statements included in this Offering Circular have been prepared assuming that the Company will continue as a going concern. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

As of the date of this Offering Circular, the Company does not have any external sources of liquidity.

Trends and Key Factors Affecting Our Performance

We have not yet commenced operations. As such, there are no trends or key factors affecting our performance.

Plan of Operation

Following the qualification of this Offering Circular, the Company plans to offer, on a continuous basis, Promissory Notes with the terms described herein. With this increased capital we expect to invest more into investment opportunities originating from Norhart. This will increase the number of real estate related projects that Norhart can accomplish. We expect to see greater revenue generated by an increased number of investments in Norhart by the Company.

MANAGEMENT

The executive officers, directors, significant employees and their respective ages of Norhart, Inc. and its subsidiaries that provide services to Norhart Invest are as follows:

Name	Position
Mike Kaeding	Chief Executive Officer

Stacy Ekholm	Chief Operating Officer

Tim Libertini	Chief Financial Officer

Marie Dickover	Chief Construction Officer

Justin Bartak	Chief Design Officer

Business Experience

Michael Kaeding (35) has served as Chief Executive Officer of Norhart since 2014 after his father’s passing. Mike started his professional career in 2009 with Norhart as a project manager, but his work at Norhart dates to his childhood as a member of the family business. Mike is responsible for all aspects of the business focusing on the growth of the organization, performance of existing assets, and company culture. Since officially joining Norhart, Mike has been responsible for more than tripling the size of the business. Mike graduated from the University of Minnesota in 2009 with a B.S. In Computer Science.

Stacy Ekholm (45) has served as Chief Operating Officer of Norhart since joining the organization in May 2022. Stacy is responsible for the day-to-day operations of the 726 finished multifamily units including the leasing, customer relations, and maintenance efforts. Stacy is also responsible for corporate operations including IT and marketing. Prior to joining Norhart, Stacy was a Senior Portfolio Director at Stuart Co where she oversaw a portfolio of 2000 multifamily units responsible for the performance of the assets. Stacy studied property management and real estate at Hennepin Tech in 1997 and has held her CPM since 2020. Stacy also holds CRM, COS, and CMCA designations.

Tim Libertini (30) has served as Chief Financial Officer of Norhart since March 2021 and previously was the Director of Finance and Human Resources since joining Norhart in March 2020. Prior to Joining Norhart, Tim served in the asset management department at Dominium servicing a multifamily portfolio of over 70 properties and 10,000 units in various roles including Asset Analyst, Asset Manager, and Senior Asset Manager. Tim was in charge of his portfolio’s asset life cycle planning and the entire portfolios operating budgets. Tim graduated from the University of Miami School of Business Administration with a B.A. in Finance & Real Estate in 2015. Tim has held his HCCP designation since 2019.

Marie Dickover (41) has served as Chief Development Officer since July 2022 and previously held the role of Construction Manager. During her time leading the construction and development initiatives at Norhart her team has been responsible for delivering 510 multifamily units with another 460 under construction. Marie oversees all aspects of the development cycles from site identification, entitlements, construction management, and turnover of the buildings. Marie graduated from the University of Minnesota School of Architecture with a B.A. in Architecture in 2005.

Justin Bartak (50) serves as Chief Design Officer at Norhart and has been with Norhart since March 2021. Justin is responsible for the company’s overall design, technology, and branding. Justin is a motivated startup leader with 25+ years of experience designing and building global B2B and B2C tech platforms for the Apple business market. He is known and recognized for creating innovative products and technologies merged with award-winning design (UI/UX) and branding. During his career, Justin has collaborated with many Fortune 500 companies: Apple® (NYSE: AAPL), Intuit® (NYSE: INTU), Sage Group® (NYSE: SGPYY), Rackspace Technology™ (NYSE: RXT), and many others. Before joining Norhart, Justin was the Founder and CEO of Gro Software, which he exited before joining Norhart.

Involvement in Certain Legal Proceedings

The Company is not a party to any litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of the Norhart Invest LLC executive officers (that will be providing services to Norhart Invest LLC in their capacity as officers of Norhart, Inc.) for the fiscal year ended December 31, 2022, are as follows:

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Cash Compensation ($)	Other Compensation ($)	Total ($)
Marie Dickover, CDO	2022	$203,161.35		$203,161.35
Justin Bartak, CTO	2022	$199,397.30		$199,397.30
Michael Kaeding, CEO	2022	$149,999.98		$149,999.98

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Michael S. Kaeding and Alyssa C. Kaeding are the sole members of Norhart Invest LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

NORHART INVEST PLATFORM

Norhart Invest Platform

The Promissory Note Investors are provided with a Promissory Note directly from the Company. There are two series of Promissory Notes. The Series A “Flexible” Promissory Notes are designed to be more flexible. These notes are redeemable, and the Series A Interest Rate payable on the Series A “Flexible" Promissory Notes shall be modified as of the first (1st) business day of each month to be equivalent to SOFR minus 55 basis points. The Series B “Fixed” Promissory Notes are designed to be more certain. These Series B “Fixed” Promissory Notes each have a fixed term and interest rate.

Promissory Notes are held on the Platform in electronic form and are not listed on any securities exchange. Selling of the Promissory Notes by Investors to third parties is prohibited unless expressly permitted by us. Promissory Notes can be viewed at any time by accessing the Investor’s account on the Platform through the Mobile App or the Company’s website on the Norhart Invest Platform. Promissory Notes are only accessible by the individual Investor and cannot be accessed unless the Investor enters login credentials.

Loan Servicing

The Norhart Platform manages Investor servicing in-house and handles payments on the Promissory Notes to Investors. Heavy transaction volume into and out of the various accounts it maintains could increase the risk of bookkeeping and recordkeeping errors. Because payments flow through various financial intermediaries, there is an auditable trail of money movement, and, in the case of a bookkeeping error, we believe the Company will be able to recreate transaction histories in order to identify the error and prevent future occurrences. The Company maintains a sub-ledger with respect to each of our accounts that records all movements of funds into and out of each account, which is periodically reconciled with records of bank transaction history, as well as records on the Platform.

Fees

The Company does not charge a servicing fee for the Promissory Notes, but Investors may be charged a transaction fee if their method of investment requires the Company to incur an expense.

Use of Proceeds

We will use the proceeds of this offering primarily to purchase investments originated by Norhart through the Norhart Invest Platform and for general corporate purposes, including the costs of this offering. The Promissory Notes are not dependent upon any investment originated by Norhart or otherwise held by the Company and remain at all times the general obligations of the Company.

Establishing an Account

The first step to being able to purchase Promissory Notes on the Platform is for you to set up an account (a “Promissory Notes Account”). In order to set up a Promissory Notes Account, you need to do the following:

●	If you are a natural person, you must be at least 18 years of age and a U.S. resident. You must provide your name, address, email address and social security number. You may establish a separate account to make investments from a self-directed IRA or 401(k) account.

●	If you are an entity, you must provide the entity, its address, and the name and email address of a contact person and the taxpayer identification number.

●	In either case, you must agree to the Platform terms of service (the “Terms of Service”), including consent to receipt of disclosures electronically, and the Norhart Platform privacy policy (the “Privacy Policy”).

You must also agree to the rules, limitations, processes and procedures for purchasing Promissory Notes through the Platform. These provisions are collectively contained in the Promissory Note Purchase Agreement and the terms and conditions attached thereto (the “Terms and Conditions”), the Terms of Service and the Privacy Policy. We refer to the Promissory Note Purchase Agreement, including without limitation, all exhibits and schedules attached thereto, the Terms and Conditions, the Terms of Service, and the Privacy Policy as the “Investment Documents.” We advise each Investor to read the Offering Circular and all of the applicable Investment Documents before purchasing any Promissory Notes.

In addition, in connection with purchasing Promissory Notes, you satisfy applicable investor suitability requirements, and you have received the Offering Circular, which includes a discussion of the risks associated with the investment in the Promissory Notes under the “Risk Factors” section.

How to Purchase Promissory Notes

The Promissory Notes will be offered on the Platform. Prospective Investors in the Promissory Notes will create a username and password, and indicate agreement to our terms and conditions and privacy policy on the website or the Mobile App.

The following features are available to participants in the Promissory Notes program through the Platform:

●	Available Online Directly from us. You can purchase Promissory Notes directly from us through the Platform.

●	No Purchase Fees Charged. We will not charge you any commission or fees to purchase Promissory Notes through the Norhart Invest Platform. However, other financial intermediaries, if engaged, may charge you commissions or fees.

●	Invest as Little as $0.01. You will be able to purchase Promissory Notes in amounts as low as $0.01. This minimum may be modified by the Company at any time.

●	Flexible, Secure Payment Options. You may purchase Promissory Notes with funds electronically withdrawn from your checking account.

●	Manage Your Portfolio Online. You can view your investments, returns and transaction history online, as well as receive tax information and other portfolio reports.

Platform Operation

Purchase orders are typically processed on the business day following the order. Prior to submitting a purchase order, you will be required to acknowledge receipt of the offering documents for the Promissory Notes that you wish to purchase. In the case of an entity Investor, the prospective Investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.

Currently, the minimum purchase order that you may submit for any particular offering of Promissory Notes is $0.01, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Tax Treatment

Promissory Notes will receive interest income. At the end of each calendar year, Investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Internal Revenue Code. Investor’s tax situations will likely vary greatly, and all Investors should consult with a certified public accountant for all tax and accounting questions.

SECURITIES BEING OFFERED

Following is a summary of the terms of the Promissory Notes which will be offered by the Company on the Platform.

General.

We will offer the Promissory Notes, with a total value of up to $75 million on a continuous basis, under this Offering Circular in accordance with Rule 251(d)(3)(i)(F). The offering of the Promissory Notes shall commence within two (2) calendar days after the qualification date of this Offering Circular. We will not issue more than $75 million of securities pursuant to this Offering Circular in any 12-month period.

The Promissory Notes will:

●	be priced at $0.01 each;

●	represent a full and unconditional obligation of the Company;

●

have two Series. Series A “Flexible” is designed to be more flexible. These notes are redeemable, and the Company may in its sole discretion modify the interest rates. Series B “Fixed” is designed to be more certain. These notes have a fixed term and interest rate;

●	be secured by a first priority lien on all the assets of the Company, which assets will principally consist of investments in Norhart or Norhart Properties; and

●	not be payment dependent on the investment in any individual underlying investment held by the Company.

Ranking.

The Promissory Notes will be secured by a first priority lien on all the assets of the Company which will principally consist of investments originated by Norhart that the Company has acquired. Such security interest will rank senior to the unsecured and subordinated debt of the Company. Given that the security interest is a blanket lien on the assets of the Company and is not against specifically identified assets of the Company, as of the date of this Offering Circular, there is no unbonded property available for use against the issuance of Promissory Notes and the Promissory Notes are not being issued against any unbonded property of the Company, the deposit of cash by the Company, or otherwise.

Form and Custody.

The Promissory Notes will be issued by a computer-generated program on our website and electronically signed by the Company in favor of the Investor. The Promissory Notes will be stored by the Company and will remain in the Company’s custody for ease of administration. Except during periodic system maintenance, Investors may view their Promissory Notes through their online dashboard on the Platform.

Prepayment.

Promissory Notes of any series will be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest.

Conversion or Exchange Rights.

Except for the conversions of Series A “Flexible” Promissory Notes into Series B "Fixed” Promissory Notes and the conversions of the Series B “Fixed” Promissory Notes into Series A “Flexible” Promissory Notes as set forth in this Offering Circular, we do not expect the Promissory Notes to be convertible or exchangeable into any other securities. These conversions will count towards the $75 million offering cap under Rule 251(a)(2).

Events of Default.

The following will be events of default under the Promissory Notes:

●	if we fail to pay interest when due and our failure continues for sixty (60) days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due whether by maturity or called for redemption; and

●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of Promissory Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time. In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

Governing Law.

Promissory Notes will be governed and construed in accordance with the laws of the State of Minnesota.

No Personal Liability of Directors, Officers, Employees and Stockholders.

No incorporator, stockholder, employee, agent, officer, director, or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any Promissory Notes.

Promissory Note Series.

There are two Series of Promissory Notes. Series A “Flexible” Promissory Notes are designed to provide more flexibility. Investors may redeem their Series A “Flexible” Promissory Notes at any time, and the Series A Interest Rate payable on the Series A “Flexible” Promissory Notes shall be modified on the first (1st) business day of each month to be equivalent to SOFR minus 55 basis points(provided, however, that the Series A Interest Rate shall never be below 0.25%). Series B “Fixed” Promissory Notes are designed to provide more certainty. Investors may not redeem their Series B “Fixed” Promissory Notes until the end of the term, and the Company may not modify the interest rate during the term of the note. Series A “Flexible” Promissory Notes are the default notes on the Platform. The Company shall offer its the Series A “Flexible” Promissory Notes and Series B “Fixed” Promissory Notes on a continuous basis in accordance with Rule 251(d)(3)(i)(F). Each Promissory Note offered will denote an interest rate and a term. Investors may redeem funds from their Series A “Flexible” Promissory Notes and transfer it to one of the offered Series B “Fixed” Promissory Notes. Series B “Fixed” Promissory Notes are identified on the Platform by the fixed term and interest rate presented to the Investor.

Interest Rate of Promissory Notes.

The Company shall modify the applicable Series A Interest Rate on the Series A “Flexible” Promissory Notes as of the first (1st) business day of each month. All updates to the applicable interest rate will be communicated to Investors through the Platform and through supplements and amendments to this Offering Circular. All updates to the applicable interest rate shall apply to all outstanding Series A “Flexible” Promissory Notes held by such Investor as of the effective date of the interest rate change. The Company may not modify the interest rate or term on a Series B “Fixed” Promissory Notes that have been purchased by an Investor. Prior to any new fixed rate going into effect for the Series B “Fixed” Promissory Notes, the Company will file a post-qualification amendment with the Securities and Exchange Commission disclosing the new rate and await qualification.

Investor Series A “Flexible” Redemption Right.

From and after the issuance date of the Promissory Notes and prior to the applicable maturity date of the Promissory Notes, an Investor may require the Company to redeem such Investor’s Series A “Flexible” Promissory Note by exercising such Investor’s redemption right. The Investor may exercise such Investor’s redemption right with respect to an outstanding Promissory Note by providing notice to the Company through the Platform. In the event an Investor exercises such Investor’s put right with respect to a given Promissory Note, the Company will remit to the Investor’s Norhart Account the accrued and outstanding interest and outstanding principal balance as redemption date within thirty (30) days of such redemption date. The Investor does not have any redemption right on any Series B “Fixed” Promissory Notes. The Investor Redemption Right is qualified by and subject to the Company having available funds. If multiple Promissory Notes elect to be redeemed concurrently and the Company has only cash on hand for a partial redemption, the Company will redeem the Notes on a pro rata basis.

Rollovers of Promissory Notes.

By default, on the applicable maturity date of the Series B “Fixed” Promissory Note will rollover into a new Series B “Fixed” Promissory Note for the same term. If the term is no longer offered, the Company will provide notice of which term such Note will rollover into, if any. The starting balance of the new Note will be the ending balance (including principal and interest) of the prior Note. The interest rate will be the currently offered Series B “Fixed” Promissory Note interest rate for the Note’s term. If the Purchase Agreement, Terms of Service, or other related documents have been updated, then the new documents will govern the new Note. The Investor may disable this rollover by disabling this auto renew feature on the Platform. The Investor may cancel this rollover within first 10 days of going into effect.

If the rollover described above is disabled or canceled, then on the applicable maturity date of the Series B “Fixed” Promissory Note, all payments received in respect of the outstanding principal balance and all accrued interest will rollover into a Series A “Flexible” Promissory Note at the current and effective Series A Interest Rate as of the rollover date. Such rollover shall be considered a conversion of a Series B “Fixed” Promissory Note into a Series A “Flexible” and shall count towards the $75 million offering cap under Rule 251(a)(2).

PLAN OF DISTRIBUTION

Subscribing for Promissory Notes

We are offering up to $75,000,000 in our Promissory Notes pursuant to this Offering Circular. The Promissory Notes being offered hereby will only be offered through the Platform which may be found at https://www.norhart.com/invest. This Offering Circular will be furnished to prospective Investors via electronic PDF format before or at the time of all written offers and will be available for viewing and download on the Norhart website, as well as through the SEC’s electronic filing database EDGAR at www.sec.gov.

In order to subscribe to purchase Promissory Notes, a prospective Investor must sign up and provide funds for the purchase price in accordance with the instructions provided therein.

State Law Exemption and Offerings to “Qualified Purchasers”

Our Promissory Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti- fraud provisions, to the extent that our Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our Promissory Notes are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited Investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in our Promissory Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any Investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such Investor is not a “qualified purchaser” for purposes of Regulation A.

Physical Notes Will Not be Issued

We will not issue Promissory Notes in physical or paper form. Instead, our Promissory Notes will be recorded and maintained on the Norhart Platform in electronic form.

Advertising, Sales, and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we may use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the Promissory Notes product. These “test-the-waters” materials may include information relating to our Company, this offering, the past performance of our loan transactions, articles and publications concerning small business lending, or public advertisements and audio-visual materials, in each case only as authorized by us. All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Promissory Notes, these materials will not give a complete understanding of this offering, us or our Promissory Notes and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in our Promissory Notes. To be clear, all Investors will be furnished with a copy of a current Offering Circular before or at the time of all written offers.

LEGAL MATTERS

Certain legal matters regarding the securities being offered by this Offering Circular will be passed upon for us by Donald T. Locke. The Company has been advised with respect to certain other matters regarding this Offering by Manatt, Phelps, & Phillips, LLP, New York, New York.

EXPERTS

Our audited financial statements as of and for the period beginning on January 26, 2023 (date of inception) and ending January 31, 2023 have been included herein in reliance upon the reports of Cherry Bekaert LLP, an independent auditor registered public account firm, as set forth in their report thereon, included therein, and incorporated herein by reference in reliance upon such report given on the authority such firm as an expert in accounting and auditing.

Norhart Invest LLC

Table of Contents

For the Period from January 26, 2023 (Inception) through January 31, 2023

Report of Independent Auditor

To the Board of Directors
of Norhart Invest, LLC

Opinion

We have audited the accompanying financial statements of Norhart Invest, LLC (the “Company”), which comprise the balance sheet as of January 31, 2023, and the related statements of operations, changes in members’ deficit, and cash flows for the period from January 26, 2023 (inception) to January 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not earned any significant revenue since its inception which result in substantial doubt about the ability of the Company to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Fort Lauderdale, Florida
March 20, 2023

Norhart Invest LLC

Balance Sheet

As of January 31, 2023

Assets
Current asset
Cash	$45
Total current asset	$45
Liabilities and Member’s Deficit
Current liabilities:
Total current liabilities	-
Member’s deficit:
Member’s deficit	(155)
Member’s deficit	45
Total liabilities and member’s deficit	$45

See accompanying notes to financial statements.

Norhart Invest LLC

Statement of Operations

For the Period from January 26, 2023 (Inception) Through January 31, 2023

Operating expenses:
General and administrative	$155
Total operating expenses	155
Loss from operations	(155)
Net loss	$(155)

See accompanying notes to financial statements

Norhart Invest LLC

Statement of Member’s Deficit

For the Period from January 26, 2023 (Inception) Through January 31, 2023

			Total
	Member’s	Accumulated	Member’s
	Contribution	Deficit	Deficit
Balance as of January 26, 2023 (Inception)	$-	$-	$-
Member contributions	200	-	200
Net loss	-	(155)	(155)
Member’s deficit as of January 31, 2023	$200	$(155)	$45

See accompanying notes to financial statements.

Norhart Invest LLC

Statement of Cash Flows

For the Period from January 26, 2023 (Inception) Through January 31, 2023

Cash flows from operating activities
Net loss	$(155)
Adjustments to reconcile net loss to net cash flows from operating activities:
Changes in operating assets and liabilities:
Related party payable	-
Net cash flows from operating activities	(155)
Cash flows from financing activities:
Member’s contribution	200
Net cash flows from financing activities	200
Net increase in cash	45
Cash as of beginning of the period	-
Cash as of end of the period	$45

See accompanying notes to financial statements

Norhart Invest LLC

Notes to the Financial Statements

January 31, 2023

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Norhart Invest , LLC (the “Company”) is a Minnesota Limited Liability Company that raises capital to make investments into multifamily new construction. The Company raises capital by issuing Promissory Notes. The Promissory Notes are structured from amounts as low as $0.01 to as high as $100,000.00 per note. The maximum targeted raise is $75,000,000.00. The notes are offered in Series with Series A notes being redeemable at any time by investors and Series B notes having fixed terms ranging from 6 months to 24 months. The initial interest rates offered will range from 4.5% to 8.5%. The capital raised will primarily be used to fund the acquisition of investments offered by Norhart Properties LLC, an affiliated company, to continually expand and replenish the portfolio of investments owned by the Company .

These notes will be secured by the assets of the Company  , which will consist primarily of the portfolio of investments offered by Norhart Properties LLC, its subsidiaries, related entities  , and subsequently acquired and held by the Company. Investments offered by Norhart Properties LLC will primarily include but are not limited to preferred equity investments in multifamily real estate new construction. Other investments made by the Company   will include low risk investments like government bonds.

Norhart Properties LLC, an affiliate of the Company, develops and owns multifamily real estate. Together The Company and Norhart Properties will hire Norhart Inc for the construction, design, and management of the multifamily real estate construction.

Norhart Inc, an affiliate of the Company, designs, builds, and manages real estate. Norhart Inc is vertically integrated and owns most of the components of production, from the manufacturing of wall panels and precast beams to the plumbing and electrical trades to management team leasing properties to the end customer.

Basis of Presentation and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop real estate projects at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund further development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from Norhart Inc. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Norhart Inc.

Norhart Invest LLC

Notes to the Financial Statements

January 31, 2023

The financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires   management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. From time to time, the Company could maintain cash deposits in excess of federally insured limits.

Investments

The Company accounts for investments in entities for which it is able to exercise significant influence over, but does not control, under the equity method of accounting. Initial investments are measured at cost. Thereafter, the Company adjusts its investment for its proportionate share of the investee’s net income or loss and the impact of contributions or distributions. Investments in entities for which the Company does not have significant influence over, and for which the securities do not have a readily determinable fair value, are accounted for under the cost method.

Fair Value and Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as a price received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in the pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Classification of Financial Instruments

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	–	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	–	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3	–	Inputs for the asset or liability that are not based on observable market data.

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or non-recurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

Norhart Invest LLC

Notes to the Financial Statements

January 31, 2023

Member’s Deficit

Two affiliated parties contributed cash of $200 to the Company but have no further obligations to make any further capital contributions to the Company.

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Members. The initial manager of the Company is Norhart Inc. Liability to the Company by the manager is limited to those items provided for in the Minnesota Limited Liability Company Act.

Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying financial statements.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Related Party Transactions

The Company intends to finance its operations through funds received from the Members. During the period from January 26, 2023 (Inception) through January 31, 2023, the Members paid $155 to register the Company with the State of Minnesota, which was recorded as general and administrative expenses in the Company’s statement of operations. This amount has already been repaid to the Members.

NOTE 2:	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 30, 2023, the date the financial statements were available to be issued, and determined that, there were no events which have occurred, that would require adjustment to or disclosure in these financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Norhart Invest LLC Articles of Organization	X
2.2	Norhart Invest LLC Operating Agreement	X
3.1	Form of Series A “Flexible” Promissory Note	X
3.2	Form of Series B “Fixed” Promissory Note	X
4.1	Form of Promissory Note Purchase Agreement	X
11.1	Consent of Cherry Bekaert LLP	X
12.1	Opinion of Donald T. Locke	X

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Forest Lake, State of Minnesota, on June 7, 2023.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Michael S. Kaeding, Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated. Mr. Kaeding and Ms. Kaeding comprise all of the members of the Company’s Board of Directors.

Name and Signature	Title	Date

/s/ Michael S. Kaeding	Chief Executive Officer & Director	June 7, 2023
Michael S. Kaeding

/s/ Alyssa C. Kaeding	Director	June 7, 2023
Alyssa C. Kaeding

/s/ Timothy Libertini	Chief Financial & Accounting Officer	June 7, 2023
Timothy Libertini

III-2